UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 20)

                  Under the Securities Exchange Act of 1934

                            AVID TECHNOLOGY, INC.
                              ----------------
                               (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                        -----------------------------
                         (Title of Class of Securities)

                                   05367P100
                                   ---------
                                 (CUSIP Number)

                             Deborah L. Perkovich
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                                --------------
                   (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                              September 28, 2015
                                --------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 17


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 2 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   94-3205364
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        California

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        6,815,571**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   6,815,571**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING      6,815,571**
     PERSON

----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              17.4%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                        PN, IA

----------------------------------------------------------------------------
** See Item 5



                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 3 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON             RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    94-2967812
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        California

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        6,855,081**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   6,855,081**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       6,855,081**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              17.5%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            CO

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *





CUSIP NO. 05367P100              SCHEDULE 13D                Page 4 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    04-3809436
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,828,333**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,828,333**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,828,333**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               9.8%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                OO (Limited Liability Company)

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 5 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    02-0742606
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,828,333**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,828,333**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,828,333**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               9.8%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *

CUSIP NO. 05367P100              SCHEDULE 13D                Page 6 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            BCP III AIV A, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    47-4681679
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,828,333**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,828,333**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,828,333**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               9.8%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *

..


CUSIP NO. 05367P100              SCHEDULE 13D               Page 7 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON             BLUM STRATEGIC PARTNERS III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   04-3809438
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                               -0-

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                          -0-

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING              -0-
     PERSON

----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0.0%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 8 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                  BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    26-0588693
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.6%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                OO (Limited Liability Company)

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D               Page 9 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   26-0588732
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.6%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 10 of 17


----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              BLUM STRATEGIC PARTNERS IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   26-0588744
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                               -0-

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                          -0-

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       -0-

----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0.0%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *

CUSIP NO. 05367P100              SCHEDULE 13D               Page 11 of 17

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             BCP IV AIV A, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   47-4699519
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.6%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *





CUSIP NO. 05367P100              SCHEDULE 13D               Page 12 of 17


Item 1.  Security and Issuer
-----------------------------
This Amendment No. 20 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 10, 2012 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III"); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP"); and Blum Strategic Partners IV, L.P., a Delaware limited partnership ("Blum Strategic IV"). This Amendment 20 is filed on behalf of Blum LP, RCBA Inc., Blum GP III, Blum GP III LP, Blum Strategic III, Blum GP IV, Blum GP IV LP, Blum Strategic IV, BCP IV AIV A, L.P., a Delaware limited partnership ("AIV IV") and BCP III AIV A, L.P., a Delaware limited partnership ("AIV III" and, collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 Network Drive, Burlington, MA 01803.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.

Item 2.  Identity and Background
---------------------------------

Item 2 is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment adviser registered with the Securities and Exchange Commission and directly or indirectly serves as investment advisor to the other Reporting Persons, except RCBA Inc. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


Name and              Business               Citizen-  Principal Occupation
Office Held           Address                 ship         or Employment
-------------------  ----------------------- ---------  --------------------

Richard C. Blum      909 Montgomery St.       USA      President & Chairman,
President,           Suite 400                         Blum LP
Chairman & Director  San Francisco, CA 94133

Murray McCabe        909 Montgomery St.        USA      Managing Partner,
Managing Partner     Suite 400                          Blum LP
                     San Francisco, CA 94133

CUSIP NO. 05367P100              SCHEDULE 13D               Page 13 of 17

Name and              Business               Citizen-  Principal Occupation
Office Held           Address                  ship         or Employment
-------------------  ----------------------- ---------  --------------------

Peter Westley        909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Zachary Stout        909 Montgomery St.        USA      Chief Operating
Chief Operating      Suite 400                          Officer
Officer              San Francisco, CA 94133            Blum LP

Deborah L. Perkovich 909 Montgomery St.        USA      Chief Financial
Chief Financial      Suite 400                          Officer & Chief
Officer & Chief      San Francisco, CA 94133            Compliance Officer
Compliance Officer                                      Blum LP

Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic III and AIV III, each of whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-  Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA     President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Blum GP IV is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic IV and AIV IV, each of whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:



CUSIP NO. 05367P100              SCHEDULE 13D               Page 14 of 17

Name and              Business                Citizen-  Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA     President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Murray McCabe        909 Montgomery St.        USA      Managing Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on May 1, 2008.

Item 4.  Purpose of Transaction
--------------------------------

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing and restating the fourth paragraph as follows:

Pursuant to an internal reorganization on August 31, 2015(the
"Reorganization") the following transactions occurred:

    * Blum Strategic IV contributed 2,987,238 shares of Common Stock of the Issuer to AIV IV in exchange for all of AIV IV's outstanding limited partnership interests.

    * Blum Strategic IV distributed, on a pro rata basis, all of its limited partnership interests in AIV IV to Blum Strategic IV's limited partners.

    * Blum GP IV LP sold a portion of its partnership interest in AIV IV, representing an interest in 18,925 shares of Common Stock of the Issuer, to an affiliate at a privately negotiated price equal to $13.63 per share. These shares continued to be directly held by AIV
IV.

    * Blum Strategic III contributed 3,849,222 shares of Common Stock to AIV III in exchange for all of AIV III's outstanding limited partnership interests.

    * Blum Strategic III distributed, on a pro rata basis, all of its limited partnership interests in AIV III to Blum Strategic III's limited partners.

CUSIP NO. 05367P100              SCHEDULE 13D               Page 15 of 17


    * Blum GP III LP sold a portion of its partnership interest in AIV III, representing an interest in 24,991 shares of Common Stock of the Issuer, to an affiliate at a privately negotiated price equal to $13.63 per share. After such sale, these shares of Common Stock continued to be directly held by Blum Strategic III.

The Reorganization did not have the effect of changing the number of shares of Common Stock over which Blum LP, RCBA Inc., Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP or the Reporting Persons as a group may have been deemed to have voting and dispositive power.

Item 5.  Interest in Securities of the Issuer
----------------------------------------------

Item 5 is hereby amended and restated in its entirety with the following:

(a), (b) According to the Issuer's 10-Q filed with the Commission on August 10, 2015, there were 39,222,974 shares of Common Stock issued and outstanding as of August 7, 2015. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 2,987,238 shares of the Common Stock held directly by AIV IV, which represents 7.6% of the outstanding shares of Common Stock; (ii) 3,828,333 shares of the Common Stock held directly by AIV III, which represents 9.8% of the outstanding shares of Common Stock; (iii) 2,987,238 shares of the Common Stock held by AIV IV over which each of Blum GP IV LP, as general partner of AIV IV, and BLUM GP IV, as general partner of Blum GP IV LP, may be deemed to have voting and dispositive power, which represents 7.6% of the outstanding shares of Common Stock;(iv) 3,828,333 shares of the Common Stock held directly by AIV III over which each of Blum GP III LP, as general partner of AIV III, and BLUM GP III, as general partner of Blum GP III LP, may be deemed to have voting and dispositive power, which represents 9.8% of the outstanding shares of Common Stock; (v) 6,815,571 held by AIV III and AIV IV over which Blum LP may be deemed to have voting and dispositive power in its capacity as an investment advisor, which represents 17.4% of the outstanding shares of Common Stock; and (vi) 6,855,081 shares of Common Stock, consisting of 39,510 shares of Common Stock held directly by RCBA Inc. and the 6,815,571 shares of Common Stock over which Blum LP may be deemed to have voting and dispositive power and over which RCBA Inc., as general partner of Blum LP, may also be deemed to have voting and dispositive power, which represents 17.5% of the outstanding shares of Common Stock. The information with respect to each Reporting Person set forth in Items 7 through 13 of the cover pages to this Amendment No. 20 is incorporated by reference herein.

The Reporting Persons may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 6,855,081 shares of the Common Stock, which is 17.5% of the outstanding Common Stock. The filing of this Schedule shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities beneficially owned by any other Reporting Person or that the shareholders, directors or executive officers, managing members or members of any of the Reporting Persons is the beneficial owner of any of the securities that are beneficially owned by any of the Reporting Persons.


CUSIP NO. 05367P100              SCHEDULE 13D               Page 16 of 17


(c) The information set forth in Item 4 of this Amendment No. 20 with respect to the Reorganization is incorporated by reference herein.

The Reporting Persons have sold the following shares of the Common Stock of the Issuer through open market transactions:


Entity                       Trade Date        Shares        Price/Share
-------                     ------------      --------       ------------

AIV III 			09-28-2015        178,381        $8.0962
        			09-29-2015         70,752        $7.8150
      				09-30-2015          1,645        $8.0100
    				10-01-2015         20,889        $8.0172

(d) Not applicable.

(e) On August 31, 2015, in connection with the Reorganization, each of Blum Strategic III and Blum Strategic IV ceased to beneficially own any shares of the Common Stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
---------------------------------------------------------------------------

There have been no changes to Item 6 since the Schedule 13D Amendment filed on February 27, 2012.


Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking


                                  * * * * *


CUSIP NO. 05367P100              SCHEDULE 13D               Page 17 of 17

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the Undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 2015

RICHARD C. BLUM & ASSOCIATES, INC.   BLUM CAPITAL PARTNERS, L.P.
                                     By: Richard C. Blum & Associates, Inc.
                                         its General Partner
By:  /s/ Deborah L. Perkovich        By: /s/ Deborah L. Perkovich
     ---------------------------         --------------------------------
     Deborah L. Perkovich                Deborah L. Perkovich
     Chief Financial Officer and         Chief Financial Officer and
     Chief Compliance Officer            Chief Compliance Officer

BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner
By:  /s/ Deborah L. Perkovich           By: /s/ Deborah L. Perkovich
     ----------------------------           --------------------------------
     Deborah L. Perkovich                    Deborah L. Perkovich
     Chief Financial Officer and             Chief Financial Officer and
     Chief Compliance Officer                Chief Compliance Officer

BLUM STRATEGIC PARTNERS III, L.P.       BLUM STRATEGIC GP IV, L.L.C.
By:  Blum Strategic GP III, L.P.,
     its General Partner
By:  Blum Strategic GP III, L.L.C.
     its General Partner
By:  /s/ Deborah L. Perkovich           By: /s/ Deborah L. Perkovich
     -----------------------------         ---------------------------------
     Deborah L. Perkovich                  Deborah L. Perkovich
     Chief Financial Officer and           Chief Financial Officer and
     Chief Compliance Officer              Chief Compliance Officer

BLUM STRATEGIC GP IV, L.P.              BLUM STRATEGIC PARTNERS IV, L.P.
By:  Blum Strategic GP IV, L.L.C.       By:  Blum Strategic GP IV, L.P.,
     its General Partner                     its General Partner
                                        By:  Blum Strategic GP IV, L.L.C.
                                             its General Partner
By:  /s/ Deborah L. Perkovich           By:  /s/ Deborah L. Perkovich
     -------------------------------       ---------------------------------
     Deborah L. Perkovich                  Deborah L. Perkovich
     Chief Financial Officer and           Chief Financial Officer and
     Chief Compliance Officer              Chief Compliance Officer

BCP IV AIV A, L.P.	                    BCP III AIV A, L.P.
By: Blum Strategic GP IV, L.P.          By:  Blum Strategic GP III, L.P.
    Its General Partner                      its General Partner
By: Blum Strategic GP IV, L.L.C.        By:  Blum Strategic GP III, L.L.C.
    Its General Partner                      its General Partner

By: /s/ Deborah L. Perkovich            By:  /s/ Deborah L. Perkovich
    --------------------------               --------------------------
    Deborah L. Perkovich                     Deborah L. Perkovich
    Chief Financial Officer and              Chief Financial Officer and
    Chief Compliance Officer                 Chief Compliance Officer



                                 * * * * * * *


CUSIP NO. 05367P100              SCHEDULE 13D                   Page 1 of 1

                                   Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  October 1, 2015

RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.
                                        By: Richard C. Blum & Associates, Inc.
                                            its General Partner

By:  /s/ Deborah L. Perkovich           By:  /s/ Deborah L. Perkovich
     -------------------------------         --------------------------------
     Deborah L. Perkovich                    Deborah L. Perkovich
     Chief Financial Officer and             Chief Financial Officer and
     Chief Compliance Officer                Chief Compliance Officer

BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner

By:  /s/ Deborah L. Perkovich           By:  /s/ Deborah L. Perkovich
     -------------------------------         --------------------------------
     Deborah L. Perkovich                    Deborah L. Perkovich
     Chief Financial Officer and             Chief Financial Officer and
     Chief Compliance Officer                Chief Compliance Officer

BLUM STRATEGIC PARTNERS III, L.P.       BLUM STRATEGIC GP IV, L.L.C.
By:  Blum Strategic GP III, L.P.,
     its General Partner
By:  Blum Strategic GP III, L.L.C.
     its General Partner

By:  /s/ Deborah L. Perkovich            By:  /s/ Deborah L. Perkovich
     -------------------------------         ---------------------------------
     Deborah L. Perkovich                    Deborah L. Perkovich
     Chief Financial Officer and             Chief Financial Officer and
     Chief Compliance Officer                Chief Compliance Officer

BLUM STRATEGIC GP IV, L.P.              BLUM STRATEGIC PARTNERS IV, L.P.
By:  Blum Strategic GP IV, L.L.C.       By:  Blum Strategic GP IV, L.P.,
     its General Partner                     its General Partner
                                        By:  Blum Strategic GP IV, L.L.C.
                                             its General Partner
By:  /s/ Deborah L. Perkovich           By:  /s/ Deborah L. Perkovich
     -------------------------------         ---------------------------------
     Deborah L. Perkovich                    Deborah L. Perkovich
     Chief Financial Officer and             Chief Financial Officer and
     Chief Compliance Officer                Chief Compliance Officer

BCP IV AIV A, L.P.	                    BCP III AIV A, L.P.
By: Blum Strategic GP IV, L.P.          By:  Blum Strategic GP III, L.P.
    Its General Partner                      its General Partner
By: Blum Strategic GP IV, L.L.C.        By:  Blum Strategic GP III, L.L.C.
    Its General Partner                      its General Partner

By: /s/ Deborah L. Perkovich            By:  /s/ Deborah L. Perkovich
    --------------------------               --------------------------
    Deborah L. Perkovich                     Deborah L. Perkovich
    Chief Financial Officer and              Chief Financial Officer and
    Chief Compliance Officer                 Chief Compliance Officer